Exhibit 99.2

ELECTION FORM

SHARES OF COMMON STOCK OF FIRST FEDERAL CAPITAL CORP

A properly completed and duly executed Election Form must be delivered to                      (the “Exchange Agent”) on or before              .m., Central Time, on                 , 2004 (the “Election Deadline”). If a holder of shares of Common Stock of First Federal Capital Corp (“First Federal Common Stock”) does not make an effective election on or before the Election Deadline, such shareholder will be deemed to have made a stock election.

Please make your election, sign and return this Election Form to:

Delivery in Person:	Delivery by Mail:

Do not send this Election Form to First Federal Capital Corp or Associated Banc-Corp. Delivery of this Election Form to any other address does not constitute valid delivery.

TYPE OF ELECTION

(Please check one of the following boxes)

☐	STOCK ELECTION. Check this box if you want all of your shares of First Federal Common Stock to be converted into the right to receive shares of Associated Common Stock.

☐	CASH ELECTION. Check this box if you want all of your shares of First Federal Common Stock to be converted into the right to receive a cash payment.

☐	MULTIPLE ELECTIONS. Check this box if you want part of your shares of Signal Common Stock to be converted into the right to receive shares of Associated Common Stock and the remainder of your shares to be converted into the right to receive a cash payment. If you check this box, please allocate your shares as follows:

             shares shall be subject to a Stock Election.

             shares shall be subject to a Cash Election.

SIGNATURE

PLEASE SIGN HERE

x	Dated:

INSTRUCTIONS

1. The Election. Subject to the provisions of the Agreement and Plan of Merger, dated as of April 27, 2004 (the “Merger Agreement”), between Associated Banc-Corp (“Associated”) and First Federal Capital Corp (“First Federal”), each share of First Federal Common Stock issued and outstanding immediately prior to the time at which the merger (the “Merger’) of First Federal into Associated pursuant to the Merger Agreement becomes effective (the “Effective Time”) shall be converted into either:

(i) the right to receive 0.9525 shares of Common Stock, par value $0.01 per share, of Associated (“Associated Common Stock”), or

(ii) the right to receive a cash payment, without interest, equal to the product obtained by multiplying 0.9525 by the closing price of Associated Common Stock on the date of the Effective Time (“Cash Consideration”).

By properly completing one of the boxes under “Type of Election” above, each holder of First Federal Common Stock may elect (an “Election”) the number of shares of First Federal Common Stock owned by such holder which such holder desires to have converted into Associated Common Stock (a “Stock Election”) and/or Cash Consideration (a “Cash Election”).

2. Election Procedures. A description of the election procedures is set forth in the Proxy Statement/Prospectus dated                     , 2004 under “The Merger - Merger Consideration,” “The Merger - Procedures for the Election of the Form of Merger Consideration,” “The Merger - Amount of Cash Consideration Payable in the Merger” and “The Merger - Certain Election Considerations.” All Elections are subject to compliance with the election procedures set forth in the Merger Agreement. In connection with making any election, each First Federal shareholder should read carefully, among other matters, these instructions and the information contained in the proxy statement/prospectus.

3. Time in Which to Elect. To be effective, an Election on this form must be received by the Exchange Agent on or before              .m., Central Time, on                , 2004. Holders whose Election Forms are not so received will not be entitled to specify their preference and will receive shares of Associated Common Stock in the Merger.

4. Change or Revocation of Election. Any Election Form may be revoked or changed by the person submitting such Election Form prior to the Election Deadline. To be effective, a revocation or change must be received by the Exchange Agent on or before              .m., Central Time, on the Election Deadline. A revocation or change may be sent to the Exchange Agent in the same manner as the original Election Form or by facsimile to (            )                     .

5. Nullification of Election. All Election Forms will be void and of no effect if the Merger is not consummated.

6. Amount of Cash Consideration Payable in the Merger. Pursuant to the Merger Agreement, 10% of the outstanding shares of First Federal Common Stock as of the Effective Time must be converted into (a) Cash Consideration, and (b) cash paid in lieu of fractional. If the number of shares of First Federal Common Stock that make a Cash Election, when considered together with the number of shares of First Federal Common Stock to be paid cash in lieu of fractional shares, would be greater than 10% of the outstanding shares of First Federal Common Stock as of the Effective Time, the number of shares of First Federal Common Stock to be converted into Cash Consideration pursuant to Cash Elections will be reduced pro rata among the shareholders of First Federal making Cash Elections based upon the number of shares of First Federal Common Stock for which each such shareholder has made a Cash Election to the extent necessary to make the amount of cash payments equal 10% of the total merger consideration. If the number of shares of First Federal Common Stock that make a Cash Election, when considered together with the number of shares of First Federal Common Stock to be paid cash in lieu of fractional shares, would be less than 10% of the outstanding shares of First Federal Common Stock as of the Effective Time, the number of shares of First Federal Common Stock to be converted into Associated Common Stock pursuant to Stock Elections will be reduced pro rata among the shareholders of First Federal making Stock Elections based upon the number of shares of First Federal Common Stock for which each such shareholder has made a Stock Election to the extent necessary to make the amount of cash payments equal 10% of the total merger consideration.

7. Receipt of Checks and Associated Common Stock. Within three business days after the Effective Time, the Exchange Agent will mail to each holder of record of First Federal Common Stock (i) a letter of transmittal, and (ii) instructions for use in effecting the surrender of the certificates representing shares of First Federal Common Stock in exchange for payment of the Cash Consideration and/or the issuance the shares of Associated Common Stock to which such holder is entitled. Bank checks and/or certificates representing shares of Associated Common Stock will be distributed to those holders who are entitled thereto and who have surrendered their certificates representing shares of First Federal Common Stock to the Exchange Agent for cancellation accompanied by all required documents. In no event shall the holder of any surrendered certificate for shares of First Federal Common Stock be entitled to receive any interest on any cash to be received in the Merger.

8. Multiple Elections Allowed. A holder may make a single Election for all of such holder’s shares of First Federal Common Stock, or, alternatively, different Elections may be made for different portions of such holder’s shares.

9. Inquiries. All questions regarding appropriate procedures for making an Election should be addressed to the Exchange Agent at the mailing address set forth on the front page or by telephone at                     .

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